Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades Tissue Group Announces Strategic Changes

to its Management Team

Kingsey Falls, Friday, February 1, 2013 — Cascades Inc. (CAS on the Toronto Stock Exchange), leader in the recovery of recyclable materials and the production of packaging and tissue paper products, is pleased to announce changes to its management team. Suzanne Blanchet, President and Chief Executive Officer of Tissue Group, is making the announcement on behalf of the company.

The President of Tissue Group is appointing Jean Jobin to the position of Chief Operating Officer. Jobin, who joined the ranks of Cascades in 1992, is currently Executive Vice-President of Away- from-Home Products in North America.

He has been a controller and director of various groups within the company in North America and Europe. He holds a Master’s degree in operations management and a Master’s in business management. He is also a Fellow of the Society of Management Accountants of Canada. In recent years, he has distinguished himself within the Tissue Group for his leadership skills and knowledge of the industry.

“With its wealth of past and present accomplishments, the Tissue Group is embarking on a new stage of development with a clear objective to conquer new market shares. The appointment of Jean Jobin will allow me to concentrate on our overall corporate vision and an energetic strategy for development and expansion,” explained Blanchet. Keep in mind that, in recent years, Cascades Tissue Group has become the fourth largest manufacturer of tissue products in North America, doubling its sales in the past ten years. Today, the Tissue Group employs more than 2000 people in 18 manufacturing and processing units located throughout Canada and the United States.

Blanchet is also announcing the appointment of Stéphane Rousseau to the position of Executive Vice-President, Away-from-Home Products in North America, and Eric Ellyson as Executive Vice-President, Consumer Products Canada. Rousseau and Ellyson both joined the team at Cascades during the past year. They have vast experience in the manufacturing sector and a wealth of knowledge that will greatly benefit the company and its clients. They will team up with current Executive Vice-President, Consumer Products United States, Craig Nelson.

Cascades Inc. Chief Operating Officer Mario Plourde welcomes Blanchet’s announcement, “Today, the Tissue Group is preparing for the future, and these appointments send a message of confidence in regard to our prospects for growth. Under Suzanne’s leadership, this key component of Cascades will play a strategic role in our future development. “We are focusing on growth by placing our support behind our strengths and values.”

About Cascades Tissue Group

Cascades Tissue Group, a division of Cascades Canada ULC, is the fourth largest tissue paper manufacturer in North America. Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs more than 12 000 men and women, who work in over 100 modern and versatile production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source:	Hugo D’Amours
Vice-President, Communications and Public Affairs
Cascades Inc.
819 363-5164
hugo_damours@cascades.com

Investor Relations:

Riko Gaudreault
Director, Investor Relations
Cascades Inc.
(514) 282-2697
riko_gaudreault@cascades.com

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